SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of FEBRUARY, 2004
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

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              <Logo Indosat Appear Here>


          Indosats Post-Split Share Trading
            To Commence on 18 March 2004

Jakarta, 17 March 2004. Following the approval from
Indosats shareholders in the EGMS held on 8 March 2004 on the proposed change of nominal value from Rp 500 per share to Rp 100 per share or 5-for-1 stock split, Indosats shares end its trading using the old nominal value on 17 March 2004, and will commence shares trading post-split on 18 March 2004 on the Jakarta and Surabaya Stock
Exchanges. The American Deposity Shares (ADS) which are listed in NYSE will also trade post-split when NYSE opens for trade on 18 March 2004 (evening Jakarta) time with new conversion ratio of ADS to underlying shares.
In accordance with the plan, The Bank of New York as the depository bank is adjusting the ADS to shares ratio from 1 ADS to 10 shares prior to stock split, to become 1 ADS to 50 shares after the stock split in Jakarta. Hence, the number of ADS and its nominal value will not be affected by this stock split of underlying shares.

On March 16, 2004,Indosats shares price closed at Rp 16,750 per share with a total trading volume of 5,047 lots or 2,523,500 shares for a consideration
Rp 41.7 billion in value. The JSX will use the closing price of Indosats share as of March 17, 2004 as the basis for JSX to publish the teoritical post-split price of Indosats share, for which this theoritical post-split price will further be used as reference by investors to trade Indosats shares post-split on March 18, 2004.

We are pleased that we could implement the resolution of the Extraordinary General Meeting of Shareholders on a timely manner. We thank all parties who have been very supportive to the process and hope that this will bring benefits to our shareholders, the financial community and Indonesian capital market in general, stated Widya
Purnama, President Director of Indosat.

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). Until the third quarter 2003, cellular business contributed 60% of Companys operating revenues, IDD (24%) and MIDI & others (16%). Indosats shares are listed in the Jakarta and Surabaya Stock Exchange
(JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).


For Further Information Please Contact :

Corporate Secretary
Tel : 62-21-3869615 or 3869 614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: http://www.indosat.com

Public Relations Division
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : http://www.indosat.com


Disclaimer :

This document contains certain financial information and
results of operation, and may also contain certain
projections, plans, strategies, and objectives of
Indosat, that are not statements of historical fact
which would be treated as forward looking statements
within the meaning of applicable law. Forward looking
statements are subject to risks and uncertainties that
may cause actual events and Indosats future results to be
materially different than expected or indicated by such
statements. No assurance can be given that the results
anticipated by Indosat, or indicated by any such forward
looking statements, will be achieved.
This document is not an offer of securities for sale in
the United States. Securities may not be offered or sold
in the United States absent registration or an exemption
from registration. Any public offering of securities to
be made in the United States will be made by means of an
offering circular that may be obtained from the Company
and will contain detailed information about the Company
and management, as well as financial statements.
The Company does not intend to register any part of
the offering in the United States.
..


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The biographical information stated herein restates the
relevant information included in Indosat Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2002.
The current members of Indosats Board of Commissioners are as follows:


     Name                   Age  Current Position(s) with
                                 Indosat; Other Positions
                                    with Institutions;
                                       Education


Peter Seah Lim Huat..       57   Chairman of the Board of
                                 Commissioners of Indosat
                                 since December 2002;
                                 Currently President & CEO
                                 of Singapore Technologies
                                 Pte Ltd;
                                 Bachelor of Business
                                 Administration (Honours),
                                 University of Singapore
                                 in 1968.


Achmad Rivai ......         53   Commissioner of Indosat
(Independent Commissioner)       since 2000;
                                 Appointed as Independent
                                 Commissioner of Indosat
                                 and Chairman of the Audit
                                 Committee in 2001;
                                 Executive Vice President,
                                 Operation and Engineering
                                 of Indosat from 1996-2000;
                                 Vice President,
                                 International
                                 Telecommunications of
                                 Satelindo from 1993-1996;
                                 General Manager, Technical
                                 Operation of Indosat from
                                 1991-1992;
                                 General Manager, Operation
                                 for Indosat from 1988-1991
                                 General Manager,
                                 Procurement and
                                 Development for Indosat
                                 from 1987-1988;
                                 Degree in Electrical
                                 Engineering, Bandung
                                 Institute of Technology
                                 in 1975.


Soebagijo Soemodihardjo     62   Commissioner of Indosat
(Independent Commissioner)       since 2000;
                                 Appointed as Independent
                                 Commissioner of Indosat in
                                 December 2001;
                                 Chairman of Research and
                                 Development Agency, the
                                 Ministry of Communications
                                 from 1993-2000;
                                 Head of the Legal and
                                 International Cooperation
                                 Bureau, the ministry of
                                 Communication from
                                 1985-1993;
                                 President Commissioner of
                                 PT Pelindo III from
                                 1992-1998;
                                 Member of Supervisory
                                 Board of Perumka
                                 from 1992-1995;
                                 Commissioner of PT Varuna
                                 Tirta Prakarsya (Persero)
                                 from 1987-1996;
                                 Master of Science,
                                 University of Indonesia
                                 in 1997;
                                 Degree in Law, 17 Agustus
                                 University (UNTAG) in 1997
                                 Degree in Public
                                 Administration, the
                                 Graduate School of
                                 Administration, STIA-LAN
                                 RI in 1969.


Lim Ah Doo..............    54   Commissioner of Indosat
(Independent Commissioner)       since December 2002;
                                 Appointed as Independent
                                 Commissioner of Indosat in
                                 December 2001;
                                 Currently Director &
                                 Chairman Audit Committee,
                                 GP Industries Ltd;
                                 Currently President,
                                 RGMI Pte Ltd;
                                 Chairman and managing
                                 Director of Deutsche
                                 Morgan Grenfell (Sia)Ltd
                                 from 1993-1995;
                                 MBA, Cranfield School of
                                 management 1976;
                                 Bachelor of Science
                                 Engineering (Honours),
                                 Queen Mary College,
                                 University of London
                                 in 1971.


Lee Theng Kiat........      50   Commissioner of Indosat
                                 since December 2002;
                                 Currently President and
                                 Chief Executive Officer
                                 of Singapore Technologies
                                 Telemedia;
                                 Director-Legal/Strategic
                                 Investment, Singapore
                                 Technologies Ventures from
                                 1992-1995;
                                 Director-Legal, Singapore
                                 Technologies Holding from
                                 1990-1992;
                                 Director-Legal, Singapore
                                 Technologies Industrial
                                 Corporation from 1985-1989
                                 Bachelor of Law (Honours),
                                 University of Singapore.


Sio Tat Hiang..........     55   Commissioner of Indosat
                                 since December 2002;
                                 Currently Executive Vice
                                 President, Singapore
                                 Technologies Telemedia;
                                 Group Treasurer/Director-
                                 Strategic Investment,
                                 Singapore Technologies Pte
                                 Ltd; from 1993-1997;
                                 Vice President-Corporate
                                 Finance, Singapore
                                 Technologies Holding from
                                 1991-1993;
                                 Sun Hung Kai Securities
                                 Pte Ltd from 1989-1991;
                                 OCBC Bank from 1987-1989;
                                 Bachelor of Business
                                 Administration (Honours),
                                 University of Singapore
                                 in 1970.


Sum Soon Lim ..........     60   Commissioner of Indosat
                                 since December 2002;
                                 Director of Chartered
                                 Semiconductor
                                 Manufacturing Ltd;
                                 Director of CapitaLand
                                 Ltd;
                                 Director of Singapore
                                 Technologies Telemedia;
                                 Director of Green Dot
                                 Capital Pte Ltd;
                                 Director of Vertex
                                 Ventures Holding Ltd;
                                 Director of Singapore
                                 Health Services Pte Ltd;
                                 Corporate Adviser to
                                 Singapore Technologies
                                 Pte Ltd;
                                 Member-Securities
                                 Industries Council;
                                 Bachelor of Production
                                 Engineering, University
                                 of Nottingham UK.


Roes Aryawidjaja.......     51   Commissioner of Indosat
                                 since December 2002;
                                 Deputy of Stae Minister
                                 of State Company (BUMN),
                                 Department of Mining,
                                 Strategic Industry,
                                 Telecommunication and
                                 Energy from 2000 to
                                 present; and Secretary
                                 to Governmental
                                 Commissioners Board for
                                 Government (DKPP) from
                                 2000-present;
                                 Head of Planning Bureau,
                                 DPE Secretariat General
                                 from 1999-2000;
                                 Head of Sub-directorate
                                 for Exploration and
                                 Production of Geo Thermal
                                 from 1994-1999;
                                 Head of Sub-directorate
                                 for Transportation and
                                 Purifying Process of Geo
                                 Thermal from 1990-1991;
                                 MSc. Petroleum Economic,
                                 University of New South
                                 Wales, Australia;
                                 Degree in Petroleum
                                 Engineering, ITB, 1977.

Umar Rusdi...........       56   Commissioner of Indosat
                                 since December 2002;
                                 Secretary General of the
                                 Department of
                                 Transportation from
                                 2000-2001;
                                 Chairman of Research and
                                 Development Technology,
                                 Department of
                                 Transportation from
                                 2000-2001;
                                 President Commissioner of
                                 Pelindo I from 1994-1998;
                                 Member of Supervisory
                                 Board for Pelindo I from
                                 1991-1994;
                                 Head of Logistics Bureau
                                 from 1989-2000;
                                 Degree in Economics,
                                 Universitas Islam
                                 Indonesia, Yogyakarta
                                 in 1969.

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: March 18, 2004 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President